Exhibit 1.02

Conflict Minerals Report of PMC-Sierra, Inc.

For the Year Ended December 31, 2013

We have made statements in this conflict minerals report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of certain minerals contained in our products. We undertake no obligation to publically update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

Introduction

This is the Conflict Minerals Report of PMC-Sierra, Inc. (the “Company,” “PMC,” “we” and “our”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. A copy of this Conflict Minerals Report is publicly available on our website at www.pmcs.com.

PMC is a semiconductor and software solution innovator transforming networks that connect, move and store Big Data. PMC designs, develops, markets and supports semiconductor, embedded software, and board level solutions by integrating its mixed-signal, software and systems expertise through a network of offices in North America, Europe and Asia. As a fabless company, PMC does not manufacture its products. Instead, PMC contracts with independent merchant foundries for the production of the silicon wafers and with separate, independent assemblers for the package and assembly of our products.

PMC is committed to human rights around the world. Our suppliers must not use forced labor, whether indentured, bonded, prison or obtained through slavery and human trafficking (including forced child labor). PMC monitors its supply chain for the use of so-called “conflict minerals,” including tin, tungsten, tantalum, and gold, sourced from the Democratic Republic of the Congo and adjoining countries that finance or benefit armed groups and will work diligently with its suppliers to identify conflict-free sources for those minerals.

Reasonable Country of Origin Inquiry

PMC has identified tin, tungsten, tantalum and gold (“Conflict Minerals”) as necessary to the functionality or production of our Adaptec by PMC board products (“Adaptec”) and integrated circuit (“IC”) products. Because PMC is a fabless company, we do not purchase or source the raw materials used in our products and do not have direct visibility into the original sources of the Conflict Minerals contained in our products.

Our reasonable country of origin inquiry (“RCOI”) required us to survey all 90 of our suppliers and original manufacturers of parts and materials that contain Conflict Minerals (collectively, “Contract Manufacturers”) to determine whether the Conflict Minerals contained in our products are sourced from the Democratic Republic of Congo and adjoining countries (“Covered Countries”). Such survey was based on the conflict minerals reporting template developed by the Electronic Industry Citizenship Coalition (EICC).

In response to our RCOI, our Contract Manufacturers indicated that they source from 211 smelters of Conflict Minerals and that some of those smelters are located in the Covered Countries. We therefore exercised due diligence to determine the source and chain of custody of such Conflict Minerals.

Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Our due diligence measures included the following:

•	We created a conflict minerals task force with representatives from the operations, finance and legal departments to lead and oversee PMC’s Conflict Minerals compliance plan.

•	We engaged Assent Compliance Inc. (“Assent”), a third party consultant, to assist PMC in implementing our conflict minerals compliance plan by providing access to a library of publications, training materials, reporting software and master compliance database which includes a report of publicly available corporate EICC forms and PMC’s RCOI survey completion status.

•	We used Assent’s services to issue the EICC Conflict Minerals Reporting survey template to all of our Contract Manufacturers, to record and store all responses, and to assist in any necessary follow-up.

•	We flagged Contract Manufacturers that manufacture or support our Adaptec products in Assent’s database for priority attention due to the complexity of Adaptec’s supply chain sourcing activities, including larger volume of Contract Manufacturers, compared to that of our IC products.

•	We reviewed all responses and we directly, or indirectly through the use of Assent’s services, conducted follow-up inquiries for responses that were vague or incomplete. For non-responsive Contract Manufacturers, in addition to conducting follow-up inquiries, we researched publicly-available information to determine if there is any reason to believe that those Contract Manufacturers supply Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries.

•	We determined that of the 211 smelters of Conflict Minerals identified in our RCOI, 74 smelters have been certified conflict free by the Conflict Free Smelter Program, as indicated on the program’s website, www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/. We conducted research on the other 137 smelters but have been unable to determine the mine or location of origin of the Conflict Minerals processed by those smelters or whether such Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

•	We developed a disclosure cooperation clause to include in our commercial contracts and written agreements that requires suppliers to make available to PMC full material declarations that identify the sources of and amount of all Conflict Minerals contained in the materials provided by those suppliers.

•	We review and evaluate our relationships with our contract manufacturers and suppliers on a regular basis to determine whether there are any issues and/or concerns. Our supplier audit review checklist includes a section on our suppliers’ sourcing of Conflict Minerals.

Results of Due Diligence

On the basis of the due diligences measures described above, we have been unable to determine the country of origin of all of the Conflict Minerals contained in our products.

Future Due Diligence Measures

We intend to take the following steps to further mitigate any risk that the necessary Conflict Minerals in our products could directly or indirectly finance or benefit armed groups in the Covered Countries:

•	Continue including a Conflict Minerals compliance clause in new and renewed commercial contracts and written agreements with Contract Manufacturers.

•	Engage with suppliers more frequently to increase the response rate and improve the content of the supplier survey responses.

•	Monitor Contract Manufacturers that are identified to be sourcing Conflict Minerals potentially financing or benefiting armed groups in the Covered Countries and assist those Contract Manufacturers with identifying alternative supply chain sources and/or consider other certified conflict free suppliers.

•	Devise ways to further engage Contract Manufacturers that have not responded to our efforts to determine the source of the Conflict Minerals supplied by them.

•	Continue monitoring our supply chain activities, keep current with changes or updates in Conflict Minerals laws, rules and regulations, and update our related policies and procedures as appropriate.